Mail Stop 3561

February 5, 2009

Michael I. German
President and Chief Executive Officer
Corning Natural Gas Corporation
330 W. William St.
Corning, New York 14830

> **Re:** **Corning Natural Gas Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 19, 2008**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **September 30, 2008**
> **Filed January 28, 2009**
> **File No. 000-00643**

Dear Mr. German:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. With the exception of comment seven below, which requires an amendment of your Form 10-K for the fiscal year ended September 30, 2008, where a comment below requests additional disclosures to be included, these additional disclosures should be included in your future filings. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Annual Report on Form 10-K for Fiscal Year Ended September 30, 2008

Item 2 – Properties, page 5

2.   Under this heading you state that you have "approximately 325 miles of distribution main [and] 15,000 services…." Under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview" on page 7 you state that you "serve 14,500 customers through 400 miles of pipeline." Please revise or advise.

Item 3 – Legal Proceedings, page 6

3.   Please provide the date the lawsuit by your former chairman was instituted. Refer to Item 103 of Regulation S-K.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

4.   Please include a discussion identifying any known trends or known demands, commitments, events or uncertainties that are likely to impact your liquidity in any material way. If a material deficiency is identified, indicate the course of action that you have taken or propose to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets. Your liquidity generally shall be discussed on both a long-term and short-term basis. Refer to Item 303(a) of Regulation S-K.

Utilities Operating Revenue, page 8

5.   We note that you have recorded "other" revenue of $1.2 million for the fiscal year ended September 30, 2008. Tell us and disclose in more detail the nature of this revenue stream. In addition, advise us and explain in Management's Discussion and Analysis of Financial Condition and Results of Operations the drivers behind the significant increase in this line item from $583,000 for fiscal year 2007 to $1.2 million for fiscal year 2008.

Item 9A(T) – Controls and Procedures, page 13

Evaluation of Disclosure Controls and Procedures, page 13

6.   We note that you state that your disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act are recorded, processed,

summarized and reported, within the time periods specified in the SEC's rules and forms. It is not clear if you also designed your disclosure controls and procedures to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. In other words, you are not required to include the definition of disclosure controls and procedures within your disclosure but when you do, you should include the entire definition so it does not appear that the effectiveness of your disclosure controls and procedures may be limited. Please confirm to us, and in future filings, please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e).

Management's Report on Internal Control over Financial Reporting, page 13

7.   We note in the last paragraph that "[b]ased upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of September 30, 2008." Please amend your Annual Report on Form 10-K to disclose the conclusion of the effectiveness of your internal control over financial reporting rather than that of your disclosure control and procedures in this section. Refer to Item 308T(a)(3) of Regulation S-K.

Item 15 – Exhibits, page 14

8.   In your Current Report on Form 8-K filed with us on September 24, 2008, you stated "On September 18, 2008, Community Bank … agreed to increase the amount of its existing line of credit to [the Company] to $8.0 million from $7.0 million. The line of credit will expire on February 28, 2009, unless extended. The Company and Community Bank also agreed to execute a revised line of credit agreement which will be filed by the Company as an exhibit to its Annual Report on Form 10-K for the year ended September 30, 2008." It does not appear that you filed this agreement as an exhibit to your Form 10-K. Please file this agreement with your next current or periodic report or tell us why it is not appropriate to do so.

9.   We note your disclosure on page 3 under the heading "Business—Gas Supply" that you have a contract with Atmos Energy Marketing, LLC to manage your capacity and storage assets. We also note your disclosure on page 3 under the heading "Business—Significant Customers" that you recently extended your contract with Corning Inc. through September 30, 2010. It does not appear that you have filed these agreements as exhibits to your Annual Report on Form 10-K.

Please file these agreements with your next current or periodic report or tell us why it is not appropriate to do so.

Signature Page

10. We note your disclosure on page 5 of Amendment No. 1 to your Annual Report on Form 10-K under the heading "Directors, Executive Officers and Corporate Governance—Code of Business Conduct and Ethics" that your chief financial officer also serves as your principal accounting officer. In your future filings, identify the person signing your Annual Report on Form 10-K as your principal accounting officer or controller. Refer to General Instruction D to Form 10-K.

Financial Statements and Notes

(1) Summary of Significant Accounting Policies

(g) Revenue and Natural Gas Purchased, page 22

11. We note that you have different revenue sources such as transportation, wholesale etc. as well as residential and commercial as disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 8. In order for investors to better understand how these revenues are earned, please provide a more comprehensive revenue recognition policy with respect to each of the revenue streams along with their nature in future filings. Please provide us a copy of your proposed disclosures in your response.

Amendment No. 1 to Annual Report on Form 10-K for Fiscal Year Ended September 30, 2008

Item 10. Directors, Executive Officers and Corporate Governance, page 3

Board of Directors, page 3

12. Please revise your disclosure so that you have described briefly the business experience during the past five years of your directors or clarify your disclosure by adding dates or the duration of employment. Please make similar changes, as necessary, under the heading "Executive Officers" on page 4. Refer to Item 401(e) of Regulation S-K.

<u>Audit Committee Report, page 5</u>

13.   You disclose under this heading that a copy of your audit committee charter is available on your website at <u>www.corninggas.com</u>. We were unable to locate a copy of this charter on your website. Please advise or revise.

<u>Item 13. Certain Relationships and Related Transactions and Director Independence, page 11</u>

<u>Certain Relationships and Related Transactions, page 11</u>

14.   You disclose under this heading that you did not participate in any transactions with related persons in the last fiscal year; however, your Current Report on Form 8-K filed with us on June 25, 2008 disclosed agreements with Classic City Mechanical in connection with the Company's bare steel pipeline replacement program. This Current Report on Form 8-K also disclosed that Ted W. Gibson, a director of the Company, is the owner and CEO of Classic City. While these agreements are not required to be reported pursuant to Item 404(a) of Regulation S-K and Instruction 7 thereto, in future filings, please state that you did not participate in any transactions with related persons in the last fiscal year *that are required to be reported pursuant to Item 404(a) of Regulation S-K.*

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Donna DiSilvio, Staff Accountant, at (202) 551-3202 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director